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SECURITIE

05038427

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield Titus & Donnelly, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue, Suite 1430
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Lynch, Jr. 201-217-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue	Springfield	NJ	07081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Mark J. Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified In Suffolk County
Commission Expires July 31, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2004, and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2005

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman.com

HARTFIELD, TITUS & DONNELLY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	1,071,130
Deposits receivable		1,571,668
Receivables from broker-dealers and dealer banks		7,171,239
Due from clearing agents		44,253
Note receivable		43,483
Prepaid expenses		3,305
Property and equipment, net		103,708
Cash surrender value - officers' life insurance, net of loans of $318,931		59,211
Investment in securities		20,100
Loans receivable		930,147
TOTAL ASSETS	$	11,018,244

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to broker-dealers and dealer banks	$	7,164,286
Accrued expenses		1,251,145
Other taxes payable		27,000
Distribution payable		512,721
Other liabilities		4,026
Total liabilities		8,959,178
Commitments and contingencies (Note 6)		
Members' equity		2,059,066
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	11,018,244

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), the Municipal Securities Rulemaking Board, and the Securities Investors Protection Corporation. Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise unless the members have signed a specific guarantee. The duration of the Company is perpetual.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code and New Jersey, California, Georgia, New York, Texas, Florida, and Illinois state tax laws to be treated as a partnership for income tax purposes. In lieu of corporate income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income tax has been included in the financial statements. Some states impose an LLC franchise fee; these amounts have been accrued.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 12 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Advertising and promotion costs are expensed as incurred and aggregated $36,260 for the year ended December 31, 2004.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2004, and periodically during the year, the Company maintained deposits with a financial institution that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant risk.

The Company is engaged in brokerage activities in which counterparties consist primarily of registered brokers, dealers or municipal securities dealers. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 3. DEPOSITS RECEIVABLE

The Company, as a participant in the National Securities Clearing Corporation ("NSCC"), is required to maintain an interest-bearing deposit with NSCC. At December 31, 2004, the required deposit amount was approximately $300,000, and the deposit receivable was $1,500,006.

In addition, the Company has a noninterest-bearing deposit with its clearing agent in the amount of $44,253, an interest-bearing deposit with the Depository Trust Company in the amount of $50,000, and various other security deposits totaling $21,662.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004, consist of the following:

Computer equipment	$ 147,537
Leasehold improvements	173,292
Furniture and fixtures	49,006
	369,835
Less: accumulated depreciation	(266,127)
Net property and equipment	$ 103,708

Depreciation expense for the year ended December 31, 2004, amounted to $38,405.

NOTE 5. RECEIVABLES AND PAYABLES - BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on the settlement date.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company has several leases for office facilities under noncancelable operating leases expiring in various years through 2009. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Related Party	Others
2005	$ 13,632	$ 81,364
2006	-	79,638
2007	-	80,182
2008	-	42,731
2009	-	6,416
	$ 13,632	$ 290,331

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes, electricity and other costs. Rent expense, including real estate taxes, for the year ended December 31, 2004, amounted to $552,375.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company leases office space, rents equipment, and receives certain administrative services from a member. These expenses, including rent expense referred to in Note 6, amounted to $344,830 for the year ended December 31, 2004.

In addition, the Company rents electronic computer trading systems from another member. For the year ended December 31, 2004, these expenses amounted to approximately $600,000, of which $50,000 is included in accrued expenses.

NOTE 8. NOTES RECEIVABLE

During 2003 and 2002, the Company advanced funds in the amount of $550,000 to an unrelated company. The advances are evidenced by promissory notes bearing interest at 8% per annum. The unrelated company is in default of principal installment payments plus accrued interest. During 2003, the Company wrote off $500,000 of the notes receivable balance as a bad debt.

During 2004, the unrelated company sought bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Management has deemed the remaining note receivable balance in the amount of $47,800 to be written off as a bad debt expense. The notes receivable balance, net of the write-off, amounted to approximately $44,000 at December 31, 2004.

NOTE 9. LOANS RECEIVABLE

The Company has, from time to time, advanced funds to its officers. These unsecured loans are due on demand. Interest is charged monthly at the prime rate. Interest income on these loans for the year ended December 31, 2004, aggregated $36,199.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. As of December 31, 2004, the Company was in compliance with these requirements. At December 31, 2004, the Company had net capital of $935,074, which exceeds the Company's minimum net capital of $140,922. The Company's ratio of aggregate indebtedness to net capital was 2.3 to 1 as of December 31, 2004.

NOTE 11. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2004, loans payable to the insurance company in the amount of $318,931, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 13. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its full-time eligible employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2004.